**Exhibit 99.1**



| | **John R. Buran, President and CEO Commentary** |

## Flushing Financial Corporation Reports 3Q21 GAAP EPS of $0.81 and Record Core EPS of $0.88
## Record Net Interest Income, Loan Pipeline, and Core EPS

UNIONDALE, N.Y., October 26, 2021 (GLOBE NEWSWIRE) - The Company reported third quarter 2021 GAAP EPS of $0.81, up 62.0% YoY, ROAA of 1.26% and ROAE of 15.42%. For the period, Core EPS of $0.88 increased 57.1% YoY with ROAA of 1.38% and ROAE of 16.88%. The strong results were from the successful implementation of our business strategy resulting in the sixth consecutive quarter of record net interest income, a record loan pipeline, and the second consecutive quarter of record core earnings.

"Loans, excluding SBA Payment Protection Program ("PPP"), were flat QoQ but increased 12% YoY. The Company's loan pipeline increased 35% YoY and 23% QoQ to record levels as the metro New York City economy continues to normalize. Additionally, there have been eight announced or recently closed bank mergers in the Long Island market. The market has $328 billion of deposits and 18% or $60 billion involve a merger participant. As a leading community bank in this market, Flushing Bank is poised to benefit from merger disruption. The combination of an improving economy, broad based and record loan pipelines, and merger disruption should lead to positive loan growth into 2022."

**- John R. Buran, President and CEO**

**Sixth Consecutive Quarter of Record Net Interest Income; Favorable Outlook.** Net interest income of $63.4 million increased 27% YoY and 4% QoQ. NIM expanded 20 bps to 3.34% from 3.14% in 2Q21, while Core NIM increased by 13 bps to 3.27% during the same period. NIM expansion was the result of cost of funds declining 4 bps, while asset yields increased 15 bps, with 8 bps due to the change in hedge fair values, increased purchase accounting accretion, and net prepayment penalty income. The funding mix improved with core deposits totaling 84% of average deposits and average borrowings declined 37% YoY. Weighted average rate on loan closings (ex PPP) rose 13 bps QoQ and the steeper yield curve should have a positive impact on net interest income over time.

**Capital Target Achieved; Share Repurchase Activity Resumes.** Following the closing of the Empire acquisition approximately one year ago, the Company announced the goal of a TCE ratio of 8% or better by the end of 2021. This target was achieved during 3Q21 even as the Company repurchased 285,643 shares of common stock at an average price of $22.42 per share. Our capital priorities remain to 1) profitably grow the balance sheet, 2) return dividends to shareholders, and 3) opportunistically repurchase shares.

## Key Financial Metrics[1]

| | 3Q21 | 2Q21 | 1Q21 | 4Q20 | 3Q20 |
|---|---|---|---|---|---|
| **GAAP:** | | | | | |
| EPS | $0.81 | $0.61 | $0.60 | $0.11 | $0.50 |
| ROAA (%) | 1.26 | 0.93 | 0.93 | 0.18 | 0.81 |
| ROAE (%) | 15.42 | 11.95 | 12.29 | 2.27 | 9.94 |
| NIM FTE (%) | 3.34 | 3.14 | 3.18 | 3.08 | 3.00 |
| **Core:** | | | | | |
| EPS | $0.88 | $0.73 | $0.54 | $0.58 | $0.56 |
| ROAA (%) | 1.38 | 1.11 | 0.83 | 0.92 | 0.91 |
| ROAE (%) | 16.88 | 14.27 | 10.96 | 11.67 | 11.22 |
| Core NIM FTE (%) | 3.27 | 3.14 | 3.06 | 3.03 | 2.98 |
| Efficiency Ratio (%) | 52.3 | 53.4 | 58.6 | 57.6 | 55.4 |
| **Credit Quality:** | | | | | |
| NPAs/Loans&REO (%) | 0.31 | 0.26 | 0.31 | 0.31 | 0.42 |
| LLRs/Loans (%) | 0.55 | 0.64 | 0.67 | 0.67 | 0.65 |
| LLRs/NPLs (%) | 179.86 | 242.55 | 212.87 | 214.27 | 154.66 |
| NCOs/Avg Loans (%) | (0.04) | 0.05 | 0.17 | 0.04 | 0.06 |
| **Balance Sheet:** | | | | | |
| Avg Loans ($B) | $6.6 | $6.7 | $6.7 | $6.4 | $5.9 |
| Avg Dep ($B) | $6.4 | $6.5 | $6.3 | $5.5 | $5.0 |
| Book Value/Share | $21.78 | $21.16 | $20.65 | $20.11 | $20.78 |
| Tangible BV/Share | $21.13 | $20.51 | $19.99 | $19.45 | $20.22 |
| TCE/TA (%) | 8.04 | 7.80 | 7.60 | 7.52 | 8.10 |

[1] See "Reconciliation of GAAP Earnings and Core Earnings" and "Reconciliation of GAAP Net Interest Margin to Core and Base Net Interest Income and Net Interest Margin."

# FFIC FLUSHING Financial Corporation

## 3Q21 Highlights

- Record net interest income up 3.8% QoQ and 26.9% YoY to $63.4 million, due to a decrease in funding costs and an increase in asset yields from an increase in hedge fair values, purchase accounting accretion, and net prepayment penalty income; core net interest income was up 1.5% QoQ and 24.9% YoY to $62.1 million

- Net interest margin FTE increased 20 bps QoQ and 34 bps YoY to 3.34%, and core net interest margin FTE was up 13 bps QoQ and 29 bps YoY to 3.27%; Core NIM expansion QoQ primarily was due to an improvement in funding costs and a change in balance sheet mix

- Period end loans, excluding PPP, were flat QoQ but increased 11.6% YoY; loan closings were $243.9 million in 3Q21, down 24.8% QoQ but up 56.8% YoY

- Average deposits declined 1.6% QoQ, but increased 28.2% YoY to $6.4 billion, with core deposits 84% of total average deposits

- Loan pipeline increased 34.7% YoY to a record $530.7 million

- Benefit for credit losses was $6.9 million due to a better economic outlook, strong LTVs, and improving credit metrics; net recoveries were $0.6 million or 4 bps of average loans in 3Q21

- NPAs increased 14.9% QoQ to $20.2 million, but down 18.6% YoY; criticized and classified assets were down 0.4% QoQ to $68.9 million (representing 1.04% of loans)

- Tangible Common Equity to Tangible Assets improved to 8.04% from 7.80% in 2Q21

- Repurchased 285,643 shares at an average price of $22.42; dividends and share repurchases were 51.2% of net income in 3Q21

## Income Statement Highlights

| ($000s, except EPS) | 3Q21 | 2Q21 | 1Q21 | 4Q20 | 3Q20 | Y/Y Change | Q/Q Change |
|---|---|---|---|---|---|---|---|
| Net Interest Income | $63,364 | $61,039 | $60,892 | $55,732 | $49,924 | 26.9 % | 3.8 % |
| (Benefit) Provision for Credit Losses | (6,927) | (1,598) | 2,820 | 3,862 | 2,470 | (380.4) | 333.5 |
| Non-interest Income (Loss) | 866 | (3,210) | 6,311 | (1,181) | 1,351 | (35.9) | (127.0) |
| Non-interest Expense | 36,345 | 34,011 | 38,159 | 46,811 | 29,985 | 21.2 | 6.9 |
| Income Before Income Taxes | 34,812 | 25,416 | 26,224 | 3,878 | 18,820 | 85.0 | 37.0 |
| Provision for Income Taxes | 9,399 | 6,158 | 7,185 | 417 | 4,489 | 109.4 | 52.6 |
| Net Income | $25,413 | $19,258 | $19,039 | $3,461 | $14,331 | 77.3 | 32.0 |
| Diluted EPS | $0.81 | $0.61 | $0.60 | $0.11 | $0.50 | 62.0 | 32.8 |
| Avg. Diluted Shares (000s) | 31,567 | 31,677 | 31,604 | 30,603 | 28,874 | 9.3 | (0.3) |
| | | | | | | | |
| Core Net Income[1] | $27,829 | $22,994 | $16,973 | $17,784 | $16,168 | 72.1 | 21.0 |
| Core EPS[1] | $0.88 | $0.73 | $0.54 | $0.58 | $0.56 | 57.1 | 20.5 |

[1] See Reconciliation of GAAP Earnings and Core Earnings

**Net interest income** totaled $63.4 million in 3Q21 (an increase of 26.9% YoY and 3.8% QoQ), $61.0 million in 2Q21, $60.9 million in 1Q21, $55.7 million in 4Q20, and $49.9 million in 3Q20.

- Net interest margin, FTE ("NIM") of 3.34%, increased 34 bps YoY and 20 bps QoQ; PPP loans caused a 2 bps positive impact on the NIM in 3Q21, neutral impact in 2Q21, and a drag of 4 bps in 1Q21, 3 bps in 4Q20, and 2 bps in 3Q20

- Prepayment penalty income from loans and securities, net reversals and recoveries of interest from non-accrual loans, net gains and losses from fair value adjustments on qualifying hedges, and purchase accounting accretion totaled $3.4 million or 19 bps to the NIM compared to $1.9 million (10 bps) in 2Q21, $3.3 million (17 bps) in 1Q21, $2.1 million (11 bps) in 4Q20, and $1.7 million (11 bps) in 3Q20, respectively

- Excluding the items in the previous bullet, net interest margin was 3.15% in 3Q21 compared to 3.04% in 2Q21, 3.01% in 1Q21, 2.97% in 4Q20, and 2.89% in 3Q20, or an increase of 26 bps YoY and 11 bps QoQ

- Net PPP loan fees were $1.3 million in 3Q21, $1.2 million in 2Q21, $0.5 million in 1Q21, $0.4 million in 4Q20, and $0.2 million in 3Q20

---

The Company recorded a **benefit for credit losses** of $6.9 million in 3Q21 compared to $1.6 million in 2Q21, and provisions for credit losses of $2.8 million in 1Q21, $3.9 million in 4Q20, and $2.5 million in 3Q20.

- 3Q21 benefit for credit losses ($0.16 per share, net of tax) was driven by the improving economic outlook supported by the low LTVs in the real estate portfolio and low inherent risk in the total portfolio

- Net charge-offs (recoveries) were $(0.6) million in 3Q21 ((4) bps of average loans), $0.9 million in 2Q21 (5 bps), $2.9 million in 1Q21 (17 bps), $0.6 million in 4Q20 (4 bps), and $0.8 million in 3Q20 (6 bps)

**Non-interest income (loss)** was $0.9 million in 3Q21, $(3.2) million in 2Q21, $6.3 million in 1Q21, $(1.2) million in 4Q20 and $1.4 million in in 3Q20.

- Non-interest income included net gains (losses) from fair value adjustments of $(2.3) million in 3Q21 $(0.05) per share, net of tax, $(6.5) million $(0.15) per share, net of tax in 2Q21, $1.0 million $0.02 per share, net of tax in 1Q21, $(4.1) million $(0.11) per share, net of tax in 4Q20, and $(2.2) million $(0.06) per share, net of tax in 3Q20

- Absent all above items and other immaterial adjustments, core non-interest income was $3.2 million in 3Q21, down 11.5% YoY, and 1.6% QoQ

**Non-interest expense** totaled $36.3 million in 3Q21 (an increase of 21.2% YoY and 6.9% QoQ), compared to $34.0 million in 2Q21, $38.2 million in 1Q21, $46.8 million in 4Q20, and $30.0 million in 3Q20.

- 3Q21 non-interest expense includes $2.1 million of pre-tax merger charges ($0.05 per share, net of tax)

- 2Q21 non-interest expense includes $0.5 million of pre-tax merger benefits primarily related to a refund received from a data processing vendor ($(0.01) per share, net of tax)

- 1Q21 non-interest expense includes $1.0 million of pre-tax merger charges ($0.02 per share, net of tax); 1Q21 includes $3.3 million of seasonal compensation expense

- 4Q20 non-interest expense includes $5.3 million pre-tax merger charges ($0.14 per share, net of tax) and $7.8 million pre-tax debt prepayment penalties ($0.20 per share, net of tax)

- 3Q20 non-interest expense includes merger charges of $0.4 million ($0.01 per share, net of tax)

- Excluding the above items and other immaterial adjustments, core operating expenses were $34.1 million in 3Q21, up 15.4% YoY, but down 0.7% QoQ

- The efficiency ratio was 52.3% in 3Q21, 53.4% in 2Q21, 58.6% in 1Q21, 57.6% in 4Q20, and 55.4% in 3Q20

The **provision for income taxes** was $9.4 million in 3Q21, compared to $6.2 million in 2Q21, $7.2 million in 1Q21, $0.4 million in 4Q20, and $4.5 million in 3Q20.

- The effective tax rate was 27.0% in 3Q21, 24.2% in 2Q21, 27.4% in 1Q21, 10.8% in 4Q20, and 23.9% in 3Q20

- The 2Q21 effective tax rate includes $0.8 million benefit from a state tax rate change; absent this benefit the effective tax rate would have been 27.2%

## Balance Sheet, Credit Quality, and Capital Highlights

| ($000s, except per share data) | 3Q21 | 2Q21 | 1Q21 | 4Q20 | 3Q20 | Y/Y Change | Q/Q Change |
|---|---|---|---|---|---|---|---|
| **Average Loans And Deposits** | | | | | | | |
| Loans | $6,633 | $6,687 | $6,700 | $6,376 | $5,904 | 12.3 % | (0.8)% |
| Deposits | 6,408 | 6,511 | 6,285 | 5,515 | 4,999 | 28.2 | (1.6) |
| | | | | | | | |
| **Credit Quality** | | | | | | | |
| Nonperforming Loans | $20,217 | $17,592 | $21,186 | $21,073 | $24,792 | (18.5)% | 14.9 % |
| Nonperforming Assets | 20,217 | 17,592 | 21,221 | 21,108 | 24,827 | (18.6) | 14.9 |
| Criticized and Classified Assets | 68,913 | 69,161 | 63,130 | 71,691 | 42,181 | 63.4 | (0.4) |
| Allowance for Credit Losses/Loans (%) | 0.55 | 0.64 | 0.67 | 0.67 | 0.65 | (10)bps | (9)bps |
| | | | | | | | |
| **Capital** | | | | | | | |
| Book Value/Share | $21.78 | $21.16 | $20.65 | $20.11 | $20.78 | 4.8 % | 2.9 % |
| Tangible Book Value/Share | 21.13 | 20.51 | 19.99 | 19.45 | 20.22 | 4.5 | 3.0 |
| Tang. Common Equity/Tang. Assets (%) | 8.04 | 7.80 | 7.60 | 7.52 | 8.10 | (6)bps | 24 bps |
| Leverage Ratio (%) | 8.83 | 8.50 | 8.44 | 8.38 | 9.03 | (20) | 33 |

**Average loans** were $6.6 billion, an increase of 12.4% YoY, but a decline of 0.8% QoQ.

- Total loan closings were $243.9 million in 3Q21, $324.4 million in 2Q21, $322.9 million in 1Q21, $316.0 million in 4Q20, and $155.6 million in 3Q20

- The loan pipeline increased to a record $530.7 million at September 30, 2021, up 34.7% YoY and 22.7% QoQ

- PPP loans were $130.8 million at 3Q21, $197.3 million at 2Q21, $251.0 million at 1Q21, $151.9 million at 4Q20, and $111.6 million at 3Q20; forgiven PPP loans were $66.5 million in 3Q21, $69.2 million in 2Q21 and $24.1 million in 1Q21; unamortized net PPP fees were $3.2 million at September 30, 2021

- Period end loans, excluding PPP loans, totaled $6.5 billion, up 11.6% YoY and flat QoQ

**Average Deposits** totaled $6.4 billion, increasing 28.2% YoY, but down 1.6% QoQ.

- Average core deposits (non-CD deposits) increased to 83.8% of total average deposits (including escrow deposits) in 3Q21, compared to 77.9% a year ago

- Average non-interest bearing deposits increased 58.3% YoY and 1.1% QoQ and comprised 14.6% of total average deposits (including escrow deposits) in 3Q21 compared to 11.8% a year ago

**Credit Quality;** Non-performing loans totaled $20.2 million in 3Q21, $17.6 million in 2Q21, $21.2 million in 1Q21, $21.1 million in 4Q20 and $24.8 million in 3Q20.

- Non-performing assets totaled $20.2 million, down 18.6% YoY, but up 14.9% QoQ

- Criticized and classified assets totaled $68.9 million in 3Q21 (104 bps of loans), $69.2 million at 2Q21 (103 bps), $63.1 million at 1Q21 (94 bps), $71.7 million at 4Q20 (107 bps), and $42.2 million at 3Q20 (71 bps)

- Loans classified as troubled debt restructured (TDR) totaled $13.1 million compared to $15.5 million in 2Q21 and $5.1 million a year ago

- Active COVID-19 forbearances totaled 38 loans with a principal balance of $162.0 million at September 30, 2021, with $121.8 million making interest payments and only $40.2 million (0.6% of loans) with full payment deferrals; over 57% of the forbearances are scheduled to exit forbearance by year end 2021

- Over 87% of gross loans are collateralized by real estate and these loans have an average loan-to-value ratio of <38% as of September 30, 2021

- Allowance for credit losses were 0.55% of loans at 3Q21 compared to 0.64% at 2Q21 and 0.65% a year ago

- Allowance for credit losses were 179.9% of nonperforming loans at 3Q21 compared to 154.7% a year ago

**Capital;** Book value per common share increased to $21.78 at 3Q21 compared to $21.16 at 2Q21, $20.65 at 1Q21, $20.11 at 4Q20, and $20.78 at 3Q20; tangible book value per common share, a non-GAAP measure, was $21.13 at 3Q21, $20.51 at 2Q21, $19.99 at 1Q21, $19.45 in 4Q20, and $20.22 in 3Q20.

- The Company paid a dividend of $0.21 per share in 3Q21

- 285,643 shares were repurchased at an average price of $22.42 in 3Q21

- As of the end of 3Q21, 999,163 shares remain subject to repurchase under the authorized stock repurchase program, which has no expiration or maximum dollar limit

- Tangible common equity to tangible assets was 8.04% at 3Q21 compared to 8.10% a year ago

- The Company and the Bank remain well capitalized under all applicable regulatory requirements

- The leverage ratio was 8.83% in 3Q21 versus 9.03% in 3Q20

| Conference Call Information And Fourth Quarter Earnings Release Date |
|:---:|

### Conference Call Information:

- John R. Buran, President and Chief Executive Officer, and Susan K. Cullen, Senior Executive Vice President and Chief Financial Officer, will host a conference call on Wednesday, October 27, 2021, at 9:30 AM (ET) to discuss the Company's third quarter 2021 results and strategy.

- Dial-in for Live Call: 1-877-509-5836; Canada 855-669-9657

- Webcast: https://services.choruscall.com/links/ffic211027.html

- Dial-in for Replay: 1-877-344-7529; Canada 855-669-9658

- Replay Access Code: 10151674

- The conference call will be simultaneously webcast and archived through October 27, 2022

### Fourth Quarter 2021 Earnings Release Date:

The Company plans to release Fourth Quarter 2021 and full year 2021 financial results after the market close on January 27, 2022; followed by a conference call at 9:30 AM (ET) on January 28, 2022.

A detailed announcement will be issued prior to the fourth quarter's close confirming the date and time of the earnings release.

### About Flushing Financial Corporation

Flushing Financial Corporation (Nasdaq: FFIC) is the holding company for Flushing Bank®, a New York State-chartered commercial bank insured by the Federal Deposit Insurance Corporation. The Bank serves consumers, businesses, professionals, corporate clients, and public entities by offering a full complement of deposit, loan, equipment finance, and cash management services through its banking offices located in Queens, Brooklyn, Manhattan, and on Long Island. As a leader in real estate lending, the Bank's experienced lending team creates mortgage solutions for real estate owners and property managers both within and outside the New York City metropolitan area. Flushing Bank is an Equal Housing Lender. The Bank also operates an online banking division consisting of iGObanking.com®, which offers competitively priced deposit products to consumers nationwide, and BankPurely®, an eco-friendly, healthier lifestyle community brand.

Additional information on Flushing Bank and Flushing Financial Corporation may be obtained by visiting the Company's website at http://www.flushingbank.com. Flushing Financial Corporation's earnings release and presentation slides will be available prior to the conference call at www.flushingbank.com under Investor Relations.

*"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:* Statements in this Press Release relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, risk factors discussed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in other documents filed by the Company with the Securities and Exchange Commission from time to time. Forward-looking statements may be identified by terms such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "forecasts", "goals", "potential" or "continue" or similar terms or the negative of these terms. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company has no obligation to update these forward-looking statements.

Tag: FF

*- Statistical Tables Follow -*

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**FINANCIAL HIGHLIGHTS**
(Unaudited)

| | At or for the three months ended | | | | | At or for the nine months ended | |
|---|---|---|---|---|---|---|---|
| _(Dollars in thousands, except per share data)_ | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | September 30, 2021 | September 30, 2020 |
| **Performance Ratios** [1] | | | | | | | |
| Return on average assets | 1.26 % | 0.93 % | 0.93 % | 0.18 % | 0.81 % | 1.04 % | 0.58 % |
| Return on average equity | 15.42 | 11.95 | 12.29 | 2.27 | 9.94 | 13.24 | 7.30 |
| Yield on average interest-earning assets [2] | 3.84 | 3.69 | 3.77 | 3.82 | 3.84 | 3.77 | 3.88 |
| Cost of average interest-bearing liabilities | 0.61 | 0.66 | 0.69 | 0.86 | 0.98 | 0.65 | 1.27 |
| Cost of funds | 0.53 | 0.57 | 0.61 | 0.77 | 0.89 | 0.57 | 1.16 |
| Net interest rate spread during period [2] | 3.23 | 3.03 | 3.08 | 2.96 | 2.86 | 3.12 | 2.61 |
| Net interest margin [2] | 3.34 | 3.14 | 3.18 | 3.08 | 3.00 | 3.22 | 2.77 |
| Non-interest expense to average assets | 1.80 | 1.65 | 1.87 | 2.43 | 1.69 | 1.77 | 1.70 |
| Efficiency ratio [3] | 52.28 | 53.38 | 58.58 | 57.56 | 55.37 | 54.72 | 59.12 |
| Average interest-earning assets to average interest-bearing liabilities | 1.21 X | 1.19 X | 1.18 X | 1.17 X | 1.16 X | 1.19 X | 1.15 X |
| | | | | | | | |
| **Average Balances** | | | | | | | |
| Total loans, net | $ 6,633,301 | $ 6,686,888 | $ 6,700,476 | $ 6,375,516 | $ 5,904,051 | $ 6,673,309 | $ 5,881,858 |
| Total interest-earning assets | 7,608,317 | 7,790,174 | 7,667,217 | 7,243,472 | 6,675,896 | 7,688,354 | 6,734,979 |
| Total assets | 8,072,918 | 8,263,553 | 8,147,714 | 7,705,407 | 7,083,028 | 8,161,121 | 7,131,850 |
| Total due to depositors | 5,406,423 | 5,495,936 | 5,363,647 | 4,708,760 | 4,353,560 | 5,422,158 | 4,442,202 |
| Total interest-bearing liabilities | 6,310,859 | 6,532,891 | 6,477,871 | 6,169,574 | 5,731,899 | 6,439,928 | 5,865,045 |
| Stockholders' equity | 659,288 | 644,690 | 619,647 | 609,463 | 576,512 | 641,354 | 570,198 |
| | | | | | | | |
| **Per Share Data** | | | | | | | |
| Book value per common share [4] | $ 21.78 | $ 21.16 | $ 20.65 | $ 20.11 | $ 20.78 | $ 21.78 | $ 20.78 |
| Tangible book value per common share [5] | $ 21.13 | $ 20.51 | $ 19.99 | $ 19.45 | $ 20.22 | $ 21.13 | $ 20.22 |
| | | | | | | | |
| **Stockholders' Equity** | | | | | | | |
| Stockholders' equity | $ 668,096 | $ 655,167 | $ 639,201 | $ 618,997 | $ 586,406 | $ 668,096 | $ 586,406 |
| Tangible stockholders' equity | 648,039 | 634,959 | 618,839 | 598,476 | 570,571 | 648,039 | 570,571 |
| | | | | | | | |
| **Consolidated Regulatory Capital Ratios** | | | | | | | |
| Tier 1 capital | $ 711,276 | $ 697,591 | $ 679,343 | $ 662,987 | $ 630,380 | $ 711,276 | $ 630,380 |
| Common equity Tier 1 capital | 661,340 | 649,367 | 636,071 | 621,247 | 593,344 | 661,340 | 593,344 |
| Total risk-based capital | 832,255 | 823,494 | 806,922 | 794,034 | 740,499 | 832,255 | 740,499 |
| Risk Weighted Assets | 6,194,207 | 6,344,076 | 6,281,136 | 6,287,598 | 5,381,938 | 6,194,207 | 5,381,938 |
| | | | | | | | |
| Tier 1 leverage capital (well capitalized = 5%) | 8.83 % | 8.50 % | 8.44 % | 8.38 % | 9.03 % | 8.83 % | 9.03 % |
| Common equity Tier 1 risk-based capital (well capitalized = 6.5%) | 10.68 | 10.24 | 10.13 | 9.88 | 11.02 | 10.68 | 11.02 |
| Tier 1 risk-based capital (well capitalized = 8.0%) | 11.48 | 11.00 | 10.82 | 10.54 | 11.71 | 11.48 | 11.71 |
| Total risk-based capital (well capitalized = 10.0%) | 13.44 | 12.98 | 12.85 | 12.63 | 13.76 | 13.44 | 13.76 |
| | | | | | | | |
| **Capital Ratios** | | | | | | | |
| Average equity to average assets | 8.17 % | 7.80 % | 7.61 % | 7.91 % | 8.14 % | 7.86 % | 8.00 % |
| Equity to total assets | 8.27 | 8.03 | 7.83 | 7.76 | 8.30 | 8.27 | 8.30 |
| Tangible common equity to tangible assets [6] | 8.04 | 7.80 | 7.60 | 7.52 | 8.10 | 8.04 | 8.10 |
| | | | | | | | |
| **Asset Quality** | | | | | | | |
| Non-accrual loans [7] | $ 18,292 | $ 17,391 | $ 18,604 | $ 18,325 | $ 24,792 | $ 18,292 | $ 24,792 |
| Non-performing loans | 20,217 | 17,592 | 21,186 | 21,073 | 24,792 | 20,217 | 24,792 |
| Non-performing assets | 20,217 | 17,592 | 21,221 | 21,108 | 24,827 | 20,217 | 24,827 |
| Net charge-offs (recoveries) | (619) | 902 | 2,865 | 646 | 837 | 3,148 | 2,993 |
| | | | | | | | |
| **Asset Quality Ratios** | | | | | | | |
| Non-performing loans to gross loans | 0.31 % | 0.26 % | 0.31 % | 0.31 % | 0.42 % | 0.31 % | 0.42 % |
| Non-performing assets to total assets | 0.25 | 0.22 | 0.26 | 0.26 | 0.35 | 0.25 | 0.35 |
| Allowance for loan losses to gross loans | 0.55 | 0.64 | 0.67 | 0.67 | 0.65 | 0.55 | 0.65 |
| Allowance for loan losses to non-performing assets | 179.86 | 242.55 | 212.52 | 213.91 | 154.44 | 179.86 | 154.44 |
| Allowance for loan losses to non-performing loans | 179.86 | 242.55 | 212.87 | 214.27 | 154.66 | 179.86 | 154.66 |
| Net charge-offs (recoveries) to average loans | (0.04) | 0.05 | 0.17 | 0.04 | 0.06 | 0.06 | 0.07 |
| | | | | | | | |
| Full-service customer facilities | 24 | 25 | 25 | 25 | 20 | 24 | 20 |

(See footnotes on next page)

(1) Ratios are presented on an annualized basis, where appropriate.

(2) Yields are calculated on the tax equivalent basis using the statutory federal income tax rate of 21% for the periods presented.

(3) Efficiency ratio, a non-GAAP measure, was calculated by dividing non-interest expense (excluding merger expense, OREO expense, prepayment penalty on borrowings, the net gain/loss from the sale of OREO and net amortization of purchase accounting adjustments) by the total of net interest income (excluding net gains and losses from fair value adjustments on qualifying hedges and net amortization of purchase accounting adjustments) and non-interest income (excluding life insurance proceeds, net gains and losses from the sale or disposition of securities, assets and fair value adjustments).

(4) Calculated by dividing stockholders' equity by shares outstanding.

(5) Calculated by dividing tangible stockholders' common equity, a non-GAAP measure, by shares outstanding. Tangible stockholders' common equity is stockholders' equity less intangible assets (goodwill, net of deferred taxes). See "Calculation of Tangible Stockholders' Common Equity to Tangible Assets".

(6) See "Calculation of Tangible Stockholders' Common Equity to Tangible Assets".

(7) Excludes performing non-accrual TDR loans.

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF INCOME**
(Unaudited)

| | | | For the three months ended | | | For the nine months ended | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| *(In thousands, except per share data)* | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | September 30, 2021 | September 30, 2020 |
| **Interest and Dividend Income** | | | | | | | |
| Interest and fees on loans | $ 69,198 | $ 67,999 | $ 69,021 | $ 66,120 | $ 60,367 | $ 206,218 | $ 182,033 |
| Interest and dividends on securities: | | | | | | | |
| Interest | 3,706 | 3,685 | 3,072 | 2,813 | 3,525 | 10,463 | 12,963 |
| Dividends | 7 | 7 | 8 | 8 | 9 | 22 | 35 |
| Other interest income | 42 | 51 | 36 | 30 | 13 | 129 | 325 |
| Total interest and dividend income | 72,953 | 71,742 | 72,137 | 68,971 | 63,914 | 216,832 | 195,356 |
| | | | | | | | |
| **Interest Expense** | | | | | | | |
| Deposits | 4,705 | 5,539 | 6,105 | 6,470 | 7,093 | 16,349 | 35,842 |
| Other interest expense | 4,884 | 5,164 | 5,140 | 6,769 | 6,897 | 15,188 | 20,047 |
| Total interest expense | 9,589 | 10,703 | 11,245 | 13,239 | 13,990 | 31,537 | 55,889 |
| | | | | | | | |
| **Net Interest Income** | 63,364 | 61,039 | 60,892 | 55,732 | 49,924 | 185,295 | 139,467 |
| (Benefit) provision for credit losses | (6,927) | (1,598) | 2,820 | 3,862 | 2,470 | (5,705) | 19,267 |
| **Net Interest Income After (Benefit) Provision for Credit Losses** | 70,291 | 62,637 | 58,072 | 51,870 | 47,454 | 191,000 | 120,200 |
| | | | | | | | |
| **Non-interest Income (Loss)** | | | | | | | |
| Banking services fee income | 865 | 1,233 | 2,725 | 1,442 | 1,316 | 4,823 | 3,058 |
| Net gain (loss) on sale of securities | (10) | 123 | — | (610) | — | 113 | (91) |
| Net gain on sale of loans | 131 | 127 | 31 | 6 | — | 289 | 42 |
| Net gain on disposition of assets | — | — | 621 | — | — | 621 | — |
| Net gain (loss) from fair value adjustments | (2,289) | (6,548) | 982 | (4,129) | (2,225) | (7,855) | 1,987 |
| Federal Home Loan Bank of New York stock dividends | 491 | 500 | 689 | 734 | 874 | 1,680 | 2,719 |
| Life insurance proceeds | — | — | — | — | — | — | 659 |
| Bank owned life insurance | 1,015 | 1,009 | 997 | 1,016 | 923 | 3,021 | 2,798 |
| Other income | 663 | 346 | 266 | 360 | 463 | 1,275 | 1,052 |
| Total non-interest income (loss) | 866 | (3,210) | 6,311 | (1,181) | 1,351 | 3,967 | 12,224 |
| | | | | | | | |
| **Non-interest Expense** | | | | | | | |
| Salaries and employee benefits | 20,544 | 19,879 | 22,664 | 22,089 | 17,335 | 63,087 | 52,139 |
| Occupancy and equipment | 3,534 | 3,522 | 3,367 | 3,446 | 3,021 | 10,423 | 8,688 |
| Professional services | 1,899 | 1,988 | 2,400 | 2,463 | 2,064 | 6,287 | 6,911 |
| FDIC deposit insurance | 618 | 729 | 1,213 | 562 | 727 | 2,560 | 2,114 |
| Data processing | 1,759 | 1,419 | 2,109 | 3,411 | 1,668 | 5,287 | 5,175 |
| Depreciation and amortization | 1,627 | 1,638 | 1,639 | 1,579 | 1,542 | 4,904 | 4,633 |
| Other real estate owned/foreclosure (recoveries) expense | 182 | 22 | (10) | 95 | 240 | 194 | 121 |
| Prepayment penalty on borrowings | — | — | — | 7,834 | — | — | — |
| Other operating expenses | 6,182 | 4,814 | 4,777 | 5,332 | 3,388 | 15,773 | 11,339 |
| Total non-interest expense | 36,345 | 34,011 | 38,159 | 46,811 | 29,985 | 108,515 | 91,120 |
| | | | | | | | |
| **Income Before Income Taxes** | 34,812 | 25,416 | 26,224 | 3,878 | 18,820 | 86,452 | 41,304 |
| | | | | | | | |
| **Provision (benefit) for Income Taxes** | | | | | | | |
| Federal | 6,410 | 4,857 | 5,071 | 533 | 3,359 | 16,338 | 8,655 |
| State and local | 2,989 | 1,301 | 2,114 | (116) | 1,130 | 6,404 | 1,436 |
| Total taxes | 9,399 | 6,158 | 7,185 | 417 | 4,489 | 22,742 | 10,091 |
| | | | | | | | |
| **Net Income** | $ 25,413 | $ 19,258 | $ 19,039 | $ 3,461 | $ 14,331 | $ 63,710 | $ 31,213 |
| | | | | | | | |
| Basic earnings per common share | $ 0.81 | $ 0.61 | $ 0.60 | $ 0.11 | $ 0.50 | $ 2.02 | $ 1.08 |
| Diluted earnings per common share | $ 0.81 | $ 0.61 | $ 0.60 | $ 0.11 | $ 0.50 | $ 2.02 | $ 1.08 |
| Dividends per common share | $ 0.21 | $ 0.21 | $ 0.21 | $ 0.21 | $ 0.21 | $ 0.63 | $ 0.63 |
| | | | | | | | |
| Basic average shares | 31,567 | 31,677 | 31,604 | 30,603 | 28,874 | 31,616 | 28,865 |
| Diluted average shares | 31,567 | 31,677 | 31,604 | 30,603 | 28,874 | 31,616 | 28,865 |

## FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Unaudited)

| (Dollars in thousands) | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| Cash and due from banks | $ 178,598 | $ 145,971 | $ 174,420 | $ 157,388 | $ 75,560 |
| Securities held-to-maturity: | | | | | |
| Mortgage-backed securities | 7,899 | 7,904 | 7,909 | 7,914 | 7,919 |
| Other securities | 49,989 | 49,986 | 49,912 | 49,918 | 50,252 |
| Securities available for sale: | | | | | |
| Mortgage-backed securities | 584,145 | 596,661 | 518,781 | 404,460 | 386,235 |
| Other securities | 212,654 | 224,784 | 242,440 | 243,514 | 234,721 |
| Loans | 6,630,354 | 6,718,806 | 6,745,316 | 6,704,674 | 5,941,398 |
| Allowance for loan losses | (36,363) | (42,670) | (45,099) | (45,153) | (38,343) |
| Net loans | 6,593,991 | 6,676,136 | 6,700,217 | 6,659,521 | 5,903,055 |
| Interest and dividends receivable | 40,912 | 43,803 | 44,941 | 44,041 | 36,068 |
| Bank premises and equipment, net | 24,018 | 26,438 | 27,498 | 28,179 | 25,766 |
| Federal Home Loan Bank of New York stock | 36,158 | 41,630 | 41,498 | 43,439 | 57,119 |
| Bank owned life insurance | 184,730 | 183,715 | 182,707 | 181,710 | 158,701 |
| Goodwill | 17,636 | 17,636 | 17,636 | 17,636 | 16,127 |
| Core deposit intangibles | 2,708 | 2,859 | 3,013 | 3,172 | — |
| Right of use asset | 50,155 | 51,972 | 53,802 | 50,743 | 42,326 |
| Other assets | 93,741 | 89,850 | 94,410 | 84,759 | 69,207 |
| Total assets | $ 8,077,334 | $ 8,159,345 | $ 8,159,184 | $ 7,976,394 | $ 7,063,056 |
| | | | | | |
| **LIABILITIES** | | | | | |
| Deposits | $ 6,421,391 | $ 6,298,790 | $ 6,326,577 | $ 6,090,733 | $ 4,906,359 |
| Mortgagors' escrow deposits | 67,207 | 58,230 | 74,348 | 45,622 | 57,136 |
| Borrowed funds | 752,925 | 971,827 | 948,920 | 1,020,895 | 1,323,975 |
| Operating lease liability | 54,239 | 56,151 | 58,080 | 59,100 | 49,737 |
| Other liabilities | 113,476 | 119,180 | 112,058 | 141,047 | 139,443 |
| Total liabilities | 7,409,238 | 7,504,178 | 7,519,983 | 7,357,397 | 6,476,650 |
| | | | | | |
| **STOCKHOLDERS' EQUITY** | | | | | |
| Preferred stock (5,000,000 shares authorized; none issued) | — | — | — | — | — |
| Common stock ($0.01 par value; 100,000,000 shares authorized) | 341 | 341 | 341 | 341 | 315 |
| Additional paid-in capital | 262,009 | 260,958 | 260,019 | 261,533 | 227,877 |
| Treasury stock | (71,738) | (65,335) | (65,479) | (69,400) | (69,409) |
| Retained earnings | 486,418 | 467,620 | 455,023 | 442,789 | 445,931 |
| Accumulated other comprehensive loss, net of taxes | (8,934) | (8,417) | (10,703) | (16,266) | (18,308) |
| Total stockholders' equity | 668,096 | 655,167 | 639,201 | 618,997 | 586,406 |
| | | | | | |
| Total liabilities and stockholders' equity | $ 8,077,334 | $ 8,159,345 | $ 8,159,184 | $ 7,976,394 | $ 7,063,056 |
| | | | | | |
| *(In thousands)* | | | | | |
| Issued shares | 34,088 | 34,088 | 34,088 | 34,088 | 31,531 |
| Outstanding shares | 30,676 | 30,962 | 30,954 | 30,776 | 28,218 |
| Treasury shares | 3,412 | 3,126 | 3,133 | 3,312 | 3,312 |

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**AVERAGE BALANCE SHEETS**
(Unaudited)

| (In thousands) | For the three months ended | | | | | For the nine months ended | |
|---|---|---|---|---|---|---|---|
| | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | September 30, 2021 | September 30, 2020 |
| **Interest-earning Assets:** | | | | | | | |
| Mortgage loans, net | $ 5,158,213 | $ 5,130,400 | $ 5,155,975 | $ 5,010,097 | $ 4,721,742 | $ 5,148,204 | $ 4,727,094 |
| Other loans, net | 1,475,088 | 1,556,488 | 1,544,501 | 1,365,419 | 1,182,309 | 1,525,105 | 1,154,764 |
| Total loans, net | 6,633,301 | 6,686,888 | 6,700,476 | 6,375,516 | 5,904,051 | 6,673,309 | 5,881,858 |
| Taxable securities: | | | | | | | |
| Mortgage-backed securities | 590,732 | 578,134 | 433,917 | 413,875 | 413,902 | 534,836 | 462,216 |
| Other securities | 217,763 | 232,020 | 300,828 | 266,663 | 243,754 | 249,899 | 243,782 |
| Total taxable securities | 808,495 | 810,154 | 734,745 | 680,538 | 657,656 | 784,735 | 705,998 |
| Tax-exempt securities: | | | | | | | |
| Other securities | 50,832 | 50,830 | 50,828 | 50,768 | 51,652 | 50,830 | 58,464 |
| Total tax-exempt securities | 50,832 | 50,830 | 50,828 | 50,768 | 51,652 | 50,830 | 58,464 |
| Interest-earning deposits and federal funds sold | 115,689 | 242,302 | 181,168 | 136,650 | 62,537 | 179,480 | 88,659 |
| Total interest-earning assets | 7,608,317 | 7,790,174 | 7,667,217 | 7,243,472 | 6,675,896 | 7,688,354 | 6,734,979 |
| Other assets | 464,601 | 473,379 | 480,497 | 461,935 | 407,132 | 472,767 | 396,871 |
| Total assets | $ 8,072,918 | $ 8,263,553 | $ 8,147,714 | $ 7,705,407 | $ 7,083,028 | $ 8,161,121 | $ 7,131,850 |
| | | | | | | | |
| **Interest-bearing Liabilities:** | | | | | | | |
| Deposits: | | | | | | | |
| Savings accounts | $ 153,120 | $ 153,113 | $ 170,079 | $ 163,382 | $ 160,100 | $ 158,708 | $ 180,829 |
| NOW accounts | 2,107,866 | 2,255,581 | 2,185,384 | 1,924,840 | 1,625,109 | 2,182,660 | 1,495,473 |
| Money market accounts | 2,107,473 | 2,043,257 | 1,905,543 | 1,507,245 | 1,461,996 | 2,019,497 | 1,579,712 |
| Certificate of deposit accounts | 1,037,964 | 1,043,985 | 1,102,641 | 1,113,293 | 1,106,355 | 1,061,293 | 1,186,188 |
| Total due to depositors | 5,406,423 | 5,495,936 | 5,363,647 | 4,708,760 | 4,353,560 | 5,422,158 | 4,442,202 |
| Mortgagors' escrow accounts | 68,562 | 91,545 | 65,372 | 75,005 | 55,868 | 75,171 | 69,427 |
| Total interest-bearing deposits | 5,474,985 | 5,587,481 | 5,429,019 | 4,783,765 | 4,409,428 | 5,497,329 | 4,511,629 |
| Borrowings | 835,874 | 945,410 | 1,048,852 | 1,385,809 | 1,322,471 | 942,599 | 1,353,416 |
| Total interest-bearing liabilities | 6,310,859 | 6,532,891 | 6,477,871 | 6,169,574 | 5,731,899 | 6,439,928 | 5,865,045 |
| Non interest-bearing demand deposits | 933,443 | 923,220 | 856,052 | 731,170 | 589,674 | 904,522 | 533,563 |
| Other liabilities | 169,328 | 162,752 | 194,144 | 195,200 | 184,943 | 175,317 | 163,044 |
| Total liabilities | 7,413,630 | 7,618,863 | 7,528,067 | 7,095,944 | 6,506,516 | 7,519,767 | 6,561,652 |
| Equity | 659,288 | 644,690 | 619,647 | 609,463 | 576,512 | 641,354 | 570,198 |
| Total liabilities and equity | $ 8,072,918 | $ 8,263,553 | $ 8,147,714 | $ 7,705,407 | $ 7,083,028 | $ 8,161,121 | $ 7,131,850 |
| | | | | | | | |
| Net interest-earning assets | $ 1,297,458 | $ 1,257,283 | $ 1,189,346 | $ 1,073,898 | $ 943,997 | $ 1,248,426 | $ 869,934 |

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**NET INTEREST INCOME AND NET INTEREST MARGIN**
(Unaudited)

| (Dollars in thousands) | For the three months ended | | | | | For the nine months ended | |
|---|---|---|---|---|---|---|---|
| | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | September 30, 2021 | September 30, 2020 |
| **Interest Income:** | | | | | | | |
| Mortgage loans, net | $ 55,114 | $ 52,987 | $ 55,219 | $ 53,777 | $ 49,814 | $ 163,320 | $ 148,945 |
| Other loans, net | 14,084 | 15,012 | 13,802 | 12,343 | 10,553 | 42,898 | 33,088 |
| Total loans, net | 69,198 | 67,999 | 69,021 | 66,120 | 60,367 | 206,218 | 182,033 |
| Taxable securities: | | | | | | | |
| Mortgage-backed securities | 2,279 | 2,233 | 1,698 | 1,435 | 1,928 | 6,210 | 7,295 |
| Other securities | 1,008 | 1,037 | 963 | 957 | 1,166 | 3,008 | 4,221 |
| Total taxable securities | 3,287 | 3,270 | 2,661 | 2,392 | 3,094 | 9,218 | 11,516 |
| Tax-exempt securities: | | | | | | | |
| Other securities | 539 | 535 | 530 | 543 | 557 | 1,604 | 1,876 |
| Total tax-exempt securities | 539 | 535 | 530 | 543 | 557 | 1,604 | 1,876 |
| Interest-earning deposits and federal funds sold | 42 | 51 | 36 | 30 | 13 | 129 | 325 |
| Total interest-earning assets | 73,066 | 71,855 | 72,248 | 69,085 | 64,031 | 217,169 | 195,750 |
| **Interest Expense:** | | | | | | | |
| Deposits: | | | | | | | |
| Savings accounts | $ 61 | $ 66 | $ 75 | $ 75 | $ 65 | $ 202 | $ 420 |
| NOW accounts | 1,227 | 1,499 | 1,706 | 1,320 | 1,242 | 4,432 | 7,989 |
| Money market accounts | 1,683 | 2,060 | 2,100 | 2,010 | 2,108 | 5,843 | 12,358 |
| Certificate of deposit accounts | 1,734 | 1,913 | 2,222 | 3,065 | 3,700 | 5,869 | 15,031 |
| Total due to depositors | 4,705 | 5,538 | 6,103 | 6,470 | 7,115 | 16,346 | 35,798 |
| Mortgagors' escrow accounts | — | 1 | 2 | — | (22) | 3 | 44 |
| Total interest-bearing deposits | 4,705 | 5,539 | 6,105 | 6,470 | 7,093 | 16,349 | 35,842 |
| Borrowings | 4,884 | 5,164 | 5,140 | 6,769 | 6,897 | 15,188 | 20,047 |
| Total interest-bearing liabilities | 9,589 | 10,703 | 11,245 | 13,239 | 13,990 | 31,537 | 55,889 |
| Net interest income- tax equivalent | $ 63,477 | $ 61,152 | $ 61,003 | $ 55,846 | $ 50,041 | $ 185,632 | $ 139,861 |
| **Included in net interest income above:** | | | | | | | |
| Prepayment penalties received on loans and securities and net of reversals and recovered interest from non-accrual loans | $ 2,136 | $ 2,046 | $ 948 | $ 1,093 | $ 1,518 | $ 5,130 | $ 3,483 |
| Net gains/(losses) from fair value adjustments on qualifying hedges included in loan interest income | 194 | (664) | 1,427 | 1,023 | 230 | 957 | (2,208) |
| Purchase accounting adjustments | 1,100 | 565 | 922 | 11 | — | 2,587 | — |
| **Interest-earning Assets Yields:** | | | | | | | |
| Mortgage loans, net | 4.27 % | 4.13 % | 4.28 % | 4.29 % | 4.22 % | 4.23 % | 4.20 % |
| Other loans, net | 3.82 | 3.86 | 3.57 | 3.62 | 3.57 | 3.75 | 3.82 |
| Total loans, net | 4.17 | 4.07 | 4.12 | 4.15 | 4.09 | 4.12 | 4.13 |
| Taxable securities: | | | | | | | |
| Mortgage-backed securities | 1.54 | 1.54 | 1.57 | 1.39 | 1.86 | 1.55 | 2.10 |
| Other securities | 1.85 | 1.79 | 1.28 | 1.44 | 1.91 | 1.60 | 2.31 |
| Total taxable securities | 1.63 | 1.61 | 1.45 | 1.41 | 1.88 | 1.57 | 2.17 |
| Tax-exempt securities: [1] | | | | | | | |
| Other securities | 4.24 | 4.21 | 4.17 | 4.28 | 4.31 | 4.21 | 4.28 |
| Total tax-exempt securities | 4.24 | 4.21 | 4.17 | 4.28 | 4.31 | 4.21 | 4.28 |
| Interest-earning deposits and federal funds sold | 0.15 | 0.08 | 0.08 | 0.09 | 0.08 | 0.10 | 0.49 |
| Total interest-earning assets | 3.84 % | 3.69 % | 3.77 % | 3.82 % | 3.84 % | 3.77 % | 3.88 % |
| **Interest-bearing Liabilities Yields:** | | | | | | | |
| Deposits: | | | | | | | |
| Savings accounts | 0.16 % | 0.17 % | 0.18 % | 0.18 % | 0.16 % | 0.17 % | 0.31 % |
| NOW accounts | 0.23 | 0.27 | 0.31 | 0.27 | 0.31 | 0.27 | 0.71 |
| Money market accounts | 0.32 | 0.40 | 0.44 | 0.53 | 0.58 | 0.39 | 1.04 |
| Certificate of deposit accounts | 0.67 | 0.73 | 0.81 | 1.10 | 1.34 | 0.74 | 1.69 |
| Total due to depositors | 0.35 | 0.40 | 0.46 | 0.55 | 0.65 | 0.40 | 1.07 |
| Mortgagors' escrow accounts | — | — | 0.01 | — | (0.16) | 0.01 | 0.08 |
| Total interest-bearing deposits | 0.34 | 0.40 | 0.45 | 0.54 | 0.64 | 0.40 | 1.06 |
| Borrowings | 2.34 | 2.18 | 1.96 | 1.95 | 2.09 | 2.15 | 1.97 |
| Total interest-bearing liabilities | 0.61 % | 0.66 % | 0.69 % | 0.86 % | 0.98 % | 0.65 % | 1.27 % |
| Net interest rate spread (tax equivalent) | 3.23 % | 3.03 % | 3.08 % | 2.96 % | 2.86 % | 3.12 % | 2.61 % |
| Net interest margin (tax equivalent) | 3.34 % | 3.14 % | 3.18 % | 3.08 % | 3.00 % | 3.22 % | 2.77 % |
| Ratio of interest-earning assets to interest-bearing liabilities | 1.21 X | 1.19 X | 1.18 X | 1.17 X | 1.16 X | 1.19 X | 1.15 X |

[1] Yields are calculated on the tax equivalent basis using the statutory federal income tax rate of 21% for the periods presented.

FFIC FLUSHING Financial Corporation

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**DEPOSIT and LOAN COMPOSITION**
(Unaudited)

## Deposit Composition

| *(Dollars in thousands)* | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | September 2021 vs. June 2021 % Change | September 2021 vs. September 2020 % Change |
|---|---|---|---|---|---|---|---|
| Non-interest bearing | $ 941,259 | $ 945,491 | $ 917,189 | $ 778,672 | $ 607,954 | (0.4)% | 54.8 % |
| Interest bearing: | | | | | | | |
| Certificate of deposit accounts | 1,040,098 | 1,020,615 | 1,070,595 | 1,138,361 | 1,051,644 | 1.9 | (1.1) |
| Savings accounts | 152,306 | 152,931 | 170,272 | 168,183 | 160,294 | (0.4) | (5.0) |
| Money market accounts | 2,152,085 | 2,057,188 | 1,990,656 | 1,682,345 | 1,381,552 | 4.6 | 55.8 |
| NOW accounts | 2,135,643 | 2,122,565 | 2,177,865 | 2,323,172 | 1,704,915 | 0.6 | 25.3 |
| Total interest-bearing deposits | 5,480,132 | 5,353,299 | 5,409,388 | 5,312,061 | 4,298,405 | 2.4 | 27.5 |
| Total deposits | $ 6,421,391 | $ 6,298,790 | $ 6,326,577 | $ 6,090,733 | $ 4,906,359 | 1.9 % | 30.9 % |

## Loan Composition

| *(Dollars in thousands)* | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | September 2021 vs. June 2021 % Change | September 2021 vs. September 2020 % Change |
|---|---|---|---|---|---|---|---|
| Multifamily residential | $ 2,498,980 | $ 2,542,010 | $ 2,525,967 | $ 2,533,952 | $ 2,252,757 | (1.7)% | 10.9 % |
| Commercial real estate | 1,745,855 | 1,726,895 | 1,721,702 | 1,754,754 | 1,636,659 | 1.1 | 6.7 |
| One-to-four family — mixed-use property | 579,100 | 582,211 | 595,431 | 602,981 | 585,159 | (0.5) | (1.0) |
| One-to-four family — residential | 280,343 | 288,652 | 239,391 | 245,211 | 191,011 | (2.9) | 46.8 |
| Co-operative apartments | 7,804 | 7,883 | 7,965 | 8,051 | 8,132 | (1.0) | (4.0) |
| Construction | 71,464 | 62,802 | 61,528 | 83,322 | 63,567 | 13.8 | 12.4 |
| Mortgage Loans | 5,183,546 | 5,210,453 | 5,151,984 | 5,228,271 | 4,737,285 | (0.5) | 9.4 |
| | | | | | | | |
| Small Business Administration [(1)] | 148,855 | 215,158 | 267,120 | 167,376 | 124,649 | (30.8) | 19.4 |
| Taxi medallion | — | — | — | 2,757 | 2,317 | — | (100.0) |
| Commercial business and other | 1,294,688 | 1,291,526 | 1,326,657 | 1,303,225 | 1,063,429 | 0.2 | 21.7 |
| Non-mortgage loans | 1,443,543 | 1,506,684 | 1,593,777 | 1,473,358 | 1,190,395 | (4.2) | 21.3 |
| | | | | | | | |
| Net unamortized premiums and unearned loan fees [(2)] | 3,265 | 1,669 | (445) | 3,045 | 13,718 | 95.6 | (76.2) |
| Allowance for loan losses | (36,363) | (42,670) | (45,099) | (45,153) | (38,343) | (14.8) | (5.2) |
| Net loans | $ 6,593,991 | $ 6,676,136 | $ 6,700,217 | $ 6,659,521 | $ 5,903,055 | (1.2)% | 11.7 % |

(1) Includes $130.8 million, $197.3 million, $251.0 million, $151.9 million and $111.6 million of PPP loans at September 30, 2021, June 30, 2021, March 31, 2021, December 31, 2020, and September 30, 2020, respectively.
(2) Includes $8.6 million, $9.7 million, $10.5 million, and $11.3 million of purchase accounting unamortized discount resulting from the acquisition of Empire Bancorp at September 30, 2021, June 30, 2021, March 31, 2021, and December 31, 2020, respectively.

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**LOAN CLOSINGS and RATES**
(Unaudited)

## Loan Closings

| (In thousands) | For the three months ended | | | | | For the nine months ended | |
|---|---|---|---|---|---|---|---|
| | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | September 30, 2021 | September 30, 2020 |
| Multifamily residential | $ 41,850 | $ 66,913 | $ 58,553 | $ 52,024 | $ 33,733 | $ 167,316 | $ 160,705 |
| Commercial real estate | 48,447 | 37,963 | 17,156 | 57,634 | 26,644 | 103,566 | 134,218 |
| One-to-four family – mixed-use property | 12,823 | 7,135 | 8,712 | 9,692 | 3,867 | 28,670 | 25,439 |
| One-to-four family – residential | 2,761 | 59,494 | 3,131 | 8,422 | 2,296 | 65,386 | 13,383 |
| Co-operative apartments | — | — | — | — | — | — | 704 |
| Construction | 8,687 | 5,281 | 7,123 | 6,869 | 5,420 | 21,091 | 14,990 |
| Mortgage Loans | 114,568 | 176,786 | 94,675 | 134,641 | 71,960 | 386,029 | 349,439 |
| Small Business Administration [1] | 415 | 17,585 | 125,093 | 598 | 18,456 | 143,093 | 111,754 |
| Commercial business and other | 128,946 | 130,036 | 103,118 | 180,787 | 65,160 | 362,100 | 226,895 |
| Non-mortgage Loans | 129,361 | 147,621 | 228,211 | 181,385 | 83,616 | 505,193 | 338,649 |
| Total Closings | $ 243,929 | $ 324,407 | $ 322,886 | $ 316,026 | $ 155,576 | $ 891,222 | $ 688,088 |

[1] Includes $15.5 million, $123.2 million and $18.4 million of PPP closings for the three months ended June 30, 2021, March 31, 2021, and September 30, 2020, respectively.

## Weighted Average Rate on Loan Closings

| Loan type | For the three months ended | | | | |
|---|---|---|---|---|---|
| | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 |
| Mortgage loans | 3.80 % | 3.53 % | 3.47 % | 3.47 % | 3.56 % |
| Non-mortgage loans | 3.49 | 3.23 | 2.26 | 3.37 | 2.81 |
| Total loans | 3.64 % | 3.39 % | 2.62 % | 3.41 % | 3.16 % |
| Excluding PPP loans | 3.64 % | 3.51 % | 3.62 % | 3.41 % | 3.45 % |

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**ASSET QUALITY**
(Unaudited)

## Allowance for Loan Losses

| (Dollars in thousands) | For the three months ended | | | | | For the nine months ended | |
|---|---|---|---|---|---|---|---|
| | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | September 30, 2021 | September 30, 2020 |
| **Allowance for loan losses** | | | | | | | |
| Beginning balances | $ 42,670 | $ 45,099 | $ 45,153 | $ 38,343 | $ 36,710 | 45,153 | 21,751 |
| Adoption of Current Expected Credit Losses | — | — | — | — | — | — | 379 |
| | | | | | | | |
| **Net loan charge-off (recoveries):** | | | | | | | |
| Multifamily residential | — | — | 33 | (11) | (14) | $ 33 | $ (27) |
| Commercial real estate | — | — | 64 | — | — | 64 | — |
| One-to-four family – mixed-use property | (123) | 3 | 19 | — | (60) | (101) | (135) |
| One-to-four family – residential | (147) | (2) | (5) | (2) | (2) | (154) | (10) |
| Small Business Administration | (8) | (9) | (10) | (3) | (47) | (27) | 111 |
| Taxi medallion | (1,235) | (222) | 2,758 | 124 | 951 | 1,301 | 951 |
| Commercial business and other | 894 | 1,132 | 6 | 538 | 9 | 2,032 | 2,103 |
| Total | (619) | 902 | 2,865 | 646 | 837 | 3,148 | 2,993 |
| | | | | | | | |
| (Benefit) provision for loan losses | (6,926) | (1,527) | 2,811 | 3,357 | 2,470 | (5,642) | 19,206 |
| Allowance recorded at the time of Acquisition | — | — | — | 4,099 | — | — | — |
| | | | | | | | |
| Ending balance | $ 36,363 | $ 42,670 | $ 45,099 | $ 45,153 | $ 38,343 | $ 36,363 | $ 38,343 |
| | | | | | | | |
| Gross charge-offs | $ 1,019 | $ 1,186 | $ 2,922 | $ 752 | $ 964 | $ 5,127 | $ 3,253 |
| Gross recoveries | 1,638 | 284 | 57 | 106 | 127 | 1,979 | 260 |
| | | | | | | | |
| Allowance for loan losses to gross loans | 0.55 % | 0.64 % | 0.67 % | 0.67 % | 0.65 % | 0.55 % | 0.65 % |
| Net loan charge-offs (recoveries) to average loans | (0.04) | 0.05 | 0.17 | 0.04 | 0.06 | 0.06 | 0.07 |

## Non-Performing Assets

| (Dollars in thousands) | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 |
|---|---|---|---|---|---|
| **Loans 90 Days Or More Past Due and Still Accruing:** | | | | | |
| Multifamily residential | $ — | $ 201 | $ 201 | $ 201 | $ — |
| Commercial real estate | — | — | — | 2,547 | — |
| Construction | 873 | — | 2,381 | | |
| Commercial business and other | 1,052 | — | — | — | — |
| Total | 1,925 | 201 | 2,582 | 2,748 | — |
| | | | | | |
| **Non-accrual Loans:** | | | | | |
| Multifamily residential | 4,192 | 4,669 | 4,338 | 2,524 | 2,661 |
| Commercial real estate | 613 | 8 | 8 | 1,683 | 2,657 |
| One-to-four family - mixed-use property [1] | 2,204 | 2,309 | 2,355 | 1,366 | 1,366 |
| One-to-four family - residential | 7,807 | 6,940 | 7,335 | 5,854 | 6,454 |
| Small Business Administration | 976 | 976 | 1,151 | 1,151 | 1,151 |
| Taxi medallion [1] | — | — | — | 2,317 | 2,218 |
| Commercial business and other [1] | 2,500 | 2,489 | 3,417 | 3,430 | 8,285 |
| Total | 18,292 | 17,391 | 18,604 | 18,325 | 24,792 |
| | | | | | |
| **Total Non-performing Loans (NPLs)** | 20,217 | 17,592 | 21,186 | 21,073 | 24,792 |
| | | | | | |
| **Other Non-performing Assets:** | | | | | |
| Other asset acquired through foreclosure | — | — | 35 | 35 | 35 |
| Total | — | — | 35 | 35 | 35 |
| | | | | | |
| **Total Non-performing Assets** | $ 20,217 | $ 17,592 | $ 21,221 | $ 21,108 | $ 24,827 |
| | | | | | |
| Non-performing Assets to Total Assets | 0.25 % | 0.22 % | 0.26 % | 0.26 % | 0.35 % |
| Allowance For Loan Losses to NPLs | 179.9 % | 242.6 % | 212.9 % | 214.3 % | 154.7 % |

[1] Not included in the above analysis are non-accrual performing TDR one-to-four family mixed use property loans totaling $0.3 million each in 3Q21, 2Q21, 1Q21, 4Q20, and 3Q20; non-accrual performing TDR taxi medallion loans totaling $0.4 million in 4Q20 and $0.1 million in 3Q20, and non-accrual performing TDR commercial business loans totaling $2.2 million each in 2Q21, 1Q21, and 4Q20, and $1.0 million in 3Q20.



FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES
RECONCILIATION OF GAAP EARNINGS and CORE EARNINGS

***Non-cash Fair Value Adjustments to GAAP Earnings***

The variance in GAAP and core earnings is partly driven by the impact of non-cash net gains and losses from fair value adjustments. These fair value adjustments relate primarily to swaps designated to protect against rising rates and borrowing carried at fair value under the fair value option. As the swaps get closer to maturity, the volatility in fair value adjustments will dissipate. In a declining interest rate environment, the movement in the curve exaggerates our mark-to-market loss position. In a rising interest rate environment or a steepening of the yield curve, the loss position would experience an improvement.

Core Net Income, Core Diluted EPS, Core ROAE, Core ROAA, Pre-provision Pre-tax Net Revenue, Core Net Interest Income FTE, Core Net Interest Margin FTE, Base Net Interest Income FTE, Base Net Interest Margin FTE, Core Interest Income and Yield on Total Loans, Base Interest Income and Yield on Total Loans, Core Non-interest Income, Core Non-interest Expense and Tangible Book Value per common share are each non-GAAP measures used in this release. A reconciliation to the most directly comparable GAAP financial measures appears below in tabular form. The Company believes that these measures are useful for both investors and management to understand the effects of certain interest and non-interest items and provide an alternative view of the Company's performance over time and in comparison to the Company's competitors. These measures should not be viewed as a substitute for net income. The Company believes that tangible book value per common share is useful for both investors and management as these are measures commonly used by financial institutions, regulators and investors to measure the capital adequacy of financial institutions. The Company believes these measures facilitate comparison of the quality and composition of the Company's capital over time and in comparison to its competitors. These measures should not be viewed as a substitute for total shareholders' equity.

These non-GAAP measures have inherent limitations, are not required to be uniformly applied and are not audited. They should not be considered in isolation or as a substitute for analysis of results reported under GAAP. These non-GAAP measures may not be comparable to similarly titled measures reported by other companies.

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**RECONCILIATION OF GAAP EARNINGS and CORE EARNINGS**
(Unaudited)

| (Dollars in thousands, except per share data) | For the three months ended | | | | | For the nine months ended | |
|---|---|---|---|---|---|---|---|
| | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | September 30, 2021 | September 30, 2020 |
| GAAP income before income taxes | $ 34,812 | $ 25,416 | $ 26,224 | $ 3,878 | $ 18,820 | $ 86,452 | $ 41,304 |
| Day 1, Provision for Credit Losses - Empire transaction (Provision for credit losses) | — | — | — | 1,818 | — | — | — |
| Net (gain) loss from fair value adjustments (Non-interest income (loss)) | 2,289 | 6,548 | (982) | 4,129 | 2,225 | 7,855 | (1,987) |
| Net (gain) loss on sale of securities (Non-interest income (loss)) | 10 | (123) | — | 610 | — | (113) | 91 |
| Life insurance proceeds (Non-interest income (loss)) | — | — | — | — | — | — | (659) |
| Net gain on disposition of assets (Non-interest income (loss)) | — | — | (621) | — | — | (621) | — |
| Net (gain) loss from fair value adjustments on qualifying hedges (Interest and fees on loans) | (194) | 664 | (1,427) | (1,023) | (230) | (957) | 2,208 |
| Prepayment penalty on borrowings (Non-interest expense) | — | — | — | 7,834 | — | — | — |
| Net amortization of purchase accounting adjustments (Various) | (958) | (418) | (789) | 80 | — | (2,165) | — |
| Merger (benefit) expense (Various) | 2,096 | (490) | 973 | 5,349 | 422 | 2,579 | 1,545 |
| Core income before taxes | 38,055 | 31,597 | 23,378 | 22,675 | 21,237 | 93,030 | 42,502 |
| Provision for income taxes for core income | 10,226 | 8,603 | 6,405 | 4,891 | 5,069 | 25,234 | 10,537 |
| Core net income | $ 27,829 | $ 22,994 | $ 16,973 | $ 17,784 | $ 16,168 | $ 67,796 | $ 31,965 |
| GAAP diluted earnings per common share | $ 0.81 | $ 0.61 | $ 0.60 | $ 0.11 | $ 0.50 | $ 2.02 | $ 1.08 |
| Day 1, Provision for Credit Losses - Empire transaction, net of tax | — | — | — | 0.05 | — | — | — |
| Net (gain) loss from fair value adjustments, net of tax | 0.05 | 0.15 | (0.02) | 0.11 | 0.06 | 0.18 | (0.05) |
| Net loss on sale of securities, net of tax | — | — | — | 0.02 | — | — | — |
| Life insurance proceeds | — | — | — | — | — | — | (0.02) |
| Net gain on disposition of assets, net of tax | — | — | (0.01) | — | — | (0.01) | — |
| Net (gain) loss from fair value adjustments on qualifying hedges, net of tax | — | 0.02 | (0.03) | (0.03) | (0.01) | (0.02) | 0.06 |
| Prepayment penalty on borrowings, net of tax | — | — | — | 0.20 | — | — | — |
| Net amortization of purchase accounting adjustments, net of tax | (0.02) | (0.01) | (0.02) | — | — | (0.05) | — |
| Merger (benefit) expense, net of tax | 0.05 | (0.01) | 0.02 | 0.14 | 0.01 | 0.06 | 0.04 |
| NYS tax change | — | (0.02) | — | — | — | (0.02) | — |
| Core diluted earnings per common share[1] | $ 0.88 | $ 0.73 | $ 0.54 | $ 0.58 | $ 0.56 | $ 2.14 | $ 1.11 |
| Core net income, as calculated above | $ 27,829 | $ 22,994 | $ 16,973 | $ 17,784 | $ 16,168 | $ 67,796 | $ 31,965 |
| Average assets | 8,072,918 | 8,263,553 | 8,147,714 | 7,705,407 | 7,083,028 | 8,161,121 | 7,131,850 |
| Average equity | 659,288 | 644,690 | 619,647 | 609,463 | 576,512 | 641,354 | 570,198 |
| Core return on average assets[2] | 1.38 % | 1.11 % | 0.83 % | 0.92 % | 0.91 % | 1.11 % | 0.60 % |
| Core return on average equity[2] | 16.88 % | 14.27 % | 10.96 % | 11.67 % | 11.22 % | 14.09 % | 7.47 % |

[1] Core diluted earnings per common share may not foot due to rounding.
[2] Ratios are calculated on an annualized basis.

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**RECONCILIATION OF GAAP REVENUE and PRE-PROVISION**
**PRE-TAX NET REVENUE**
(Unaudited)

| | For the three months ended | | | | | For the nine months ended | |
|---|---|---|---|---|---|---|---|
| (Dollars in thousands) | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | September 30, 2021 | September 30, 2020 |
| GAAP Net interest income | $ 63,364 | $ 61,039 | $ 60,892 | $ 55,732 | $ 49,924 | $ 185,295 | $ 139,467 |
| Net (gain) loss from fair value adjustments on qualifying hedges | (194) | 664 | (1,427) | (1,023) | (230) | (957) | 2,208 |
| Net amortization of purchase accounting adjustments | (1,100) | (565) | (922) | (11) | — | (2,587) | — |
| Core Net interest income | $ 62,070 | $ 61,138 | $ 58,543 | $ 54,698 | $ 49,694 | $ 181,751 | $ 141,675 |
| | | | | | | | |
| GAAP Non-interest income (loss) | $ 866 | $ (3,210) | $ 6,311 | $ (1,181) | $ 1,351 | $ 3,967 | $ 12,224 |
| Net (gain) loss from fair value adjustments | 2,289 | 6,548 | (982) | 4,129 | 2,225 | 7,855 | (1,987) |
| Net loss on sale of securities | 10 | (123) | — | 610 | — | (113) | 91 |
| Life insurance proceeds | — | — | — | — | — | — | (659) |
| Net gain on sale of assets | — | — | (621) | — | — | (621) | — |
| Core Non-interest income | $ 3,165 | $ 3,215 | $ 4,708 | $ 3,558 | $ 3,576 | $ 11,088 | $ 9,669 |
| | | | | | | | |
| GAAP Non-interest expense | $ 36,345 | $ 34,011 | $ 38,159 | $ 46,811 | $ 29,985 | $ 108,515 | $ 91,120 |
| Prepayment penalty on borrowings | — | — | — | (7,834) | — | — | — |
| Net amortization of purchase accounting adjustments | (142) | (147) | (133) | (91) | — | (422) | — |
| Merger (benefit) expense | (2,096) | 490 | (973) | (5,349) | (422) | (2,579) | (1,545) |
| Core Non-interest expense | $ 34,107 | $ 34,354 | $ 37,053 | $ 33,537 | $ 29,563 | $ 105,514 | $ 89,575 |
| | | | | | | | |
| Net interest income | $ 63,364 | $ 61,039 | $ 60,892 | $ 55,732 | $ 49,924 | $ 185,295 | $ 139,467 |
| Non-interest income (loss) | 866 | (3,210) | 6,311 | (1,181) | 1,351 | 3,967 | 12,224 |
| Non-interest expense | (36,345) | (34,011) | (38,159) | (46,811) | (29,985) | (108,515) | (91,120) |
| Pre-provision pre-tax net revenue | $ 27,885 | $ 23,818 | $ 29,044 | $ 7,740 | $ 21,290 | $ 80,747 | $ 60,571 |
| | | | | | | | |
| Core: | | | | | | | |
| Net interest income | $ 62,070 | $ 61,138 | $ 58,543 | $ 54,698 | $ 49,694 | $ 181,751 | $ 141,675 |
| Non-interest income | 3,165 | 3,215 | 4,708 | 3,558 | 3,576 | 11,088 | 9,669 |
| Non-interest expense | (34,107) | (34,354) | (37,053) | (33,537) | (29,563) | (105,514) | (89,575) |
| Pre-provision pre-tax net revenue | $ 31,128 | $ 29,999 | $ 26,198 | $ 24,719 | $ 23,707 | $ 87,325 | $ 61,769 |
| Efficiency Ratio | 52.3 % | 53.4 % | 58.6 % | 57.6 % | 55.4 % | 54.7 % | 59.1 % |

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**RECONCILIATION OF GAAP NET INTEREST INCOME and NET INTEREST MARGIN**
**to CORE and BASE NET INTEREST INCOME**
(Unaudited)

| | For the three months ended | | | | | For the nine months ended | |
|---|---|---|---|---|---|---|---|
| (Dollars in thousands) | September 30, 2021 | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | September 30, 2021 | September 30, 2020 |
| GAAP net interest income | $ 63,364 | $ 61,039 | $ 60,892 | $ 55,732 | $ 49,924 | $ 185,295 | $ 139,467 |
| Net (gain) loss from fair value adjustments on qualifying hedges | (194) | 664 | (1,427) | (1,023) | (230) | (957) | 2,208 |
| Net amortization of purchase accounting adjustments | (1,100) | (565) | (922) | (11) | — | (2,587) | — |
| Tax equivalent adjustment | 113 | 113 | 111 | 114 | 117 | 337 | 394 |
| Core net interest income FTE | $ 62,183 | $ 61,251 | $ 58,654 | $ 54,812 | $ 49,811 | $ 182,088 | $ 142,069 |
| Prepayment penalties received on loans and securities, net of reversals and recoveries of interest from non-accrual loans | (2,136) | (2,046) | (948) | (1,093) | (1,518) | (5,130) | (3,483) |
| Base net interest income FTE | $ 60,047 | $ 59,205 | $ 57,706 | $ 53,719 | $ 48,293 | $ 176,958 | $ 138,586 |
| | | | | | | | |
| Total average interest-earning assets [1] | $ 7,616,332 | $ 7,799,176 | $ 7,676,833 | $ 7,245,147 | $ 6,675,896 | $ 7,697,229 | $ 6,734,979 |
| Core net interest margin FTE | 3.27 % | 3.14 % | 3.06 % | 3.03 % | 2.98 % | 3.15 % | 2.81 % |
| Base net interest margin FTE | 3.15 % | 3.04 % | 3.01 % | 2.97 % | 2.89 % | 3.07 % | 2.74 % |
| | | | | | | | |
| GAAP interest income on total loans, net | $ 69,198 | $ 67,999 | $ 69,021 | $ 66,120 | $ 60,367 | $ 206,218 | $ 182,033 |
| Net (gain) loss from fair value adjustments on qualifying hedges | (194) | 664 | (1,427) | (1,023) | (230) | (957) | 2,208 |
| Net amortization of purchase accounting adjustments | (1,126) | (624) | (728) | (356) | — | (2,478) | — |
| Core interest income on total loans, net | $ 67,878 | $ 68,039 | $ 66,866 | $ 64,741 | $ 60,137 | $ 202,783 | $ 184,241 |
| Prepayment penalties received on loans, net of reversals and recoveries of interest from non-accrual loans | (2,135) | (2,046) | (947) | (1,093) | (1,443) | (5,128) | (3,408) |
| Base interest income on total loans, net | $ 65,743 | $ 65,993 | $ 65,919 | $ 63,648 | $ 58,694 | $ 197,655 | $ 180,833 |
| | | | | | | | |
| Average total loans, net [1] | $ 6,642,434 | $ 6,697,103 | $ 6,711,446 | $ 6,379,429 | $ 5,904,051 | $ 6,683,412 | $ 5,881,858 |
| Core yield on total loans | 4.09 % | 4.06 % | 3.99 % | 4.06 % | 4.07 % | 4.05 % | 4.18 % |
| Base yield on total loans | 3.96 % | 3.94 % | 3.93 % | 3.99 % | 3.98 % | 3.94 % | 4.10 % |

[1] Excludes purchase accounting average balances for three months ended September 30, 2021, June 30, 2021, March 31, 2021, and December 31, 2020.

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**CALCULATION OF TANGIBLE STOCKHOLDERS'**
**COMMON EQUITY to TANGIBLE ASSETS**
(Unaudited)

| (Dollars in thousands) | September 30, 2021 | | June 30, 2021 | | March 31, 2021 | | December 31, 2020 | | September 30, 2020 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Total Equity | $ | 668,096 | $ | 655,167 | $ | 639,201 | $ | 618,997 | $ | 586,406 |
| Less: | | | | | | | | | | |
| Goodwill | | (17,636) | | (17,636) | | (17,636) | | (17,636) | | (16,127) |
| Core deposit Intangibles | | (2,708) | | (2,859) | | (3,013) | | (3,172) | | — |
| Intangible deferred tax liabilities | | 287 | | 287 | | 287 | | 287 | | 292 |
| Tangible Stockholders' Common Equity | $ | 648,039 | $ | 634,959 | $ | 618,839 | $ | 598,476 | $ | 570,571 |
| | | | | | | | | | | |
| Total Assets | $ | 8,077,334 | $ | 8,159,345 | $ | 8,159,184 | $ | 7,976,394 | $ | 7,063,056 |
| Less: | | | | | | | | | | |
| Goodwill | | (17,636) | | (17,636) | | (17,636) | | (17,636) | | (16,127) |
| Core deposit Intangibles | | (2,708) | | (2,859) | | (3,013) | | (3,172) | | — |
| Intangible deferred tax liabilities | | 287 | | 287 | | 287 | | 287 | | 292 |
| Tangible Assets | $ | 8,057,277 | $ | 8,139,137 | $ | 8,138,822 | $ | 7,955,873 | $ | 7,047,221 |
| | | | | | | | | | | |
| Tangible Stockholders' Common Equity to Tangible Assets | | 8.04 % | | 7.80 % | | 7.60 % | | 7.52 % | | 8.10 % |